FREEGOLD VENTURES LIMITED

For Immediate Release

                                                           www.freegoldventures.com

Freegold Intersects New High Grade Structures (2 m of 54 g/t Gold) and Multiple Shear Zones in 700 m Step-Out Drilling at Golden Summit

April 23, 2008 (Vancouver, BC) –  Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to announce results from holes in Fence 6 North drilled as part of the Phase 2, 40,000 foot on-going, systematic RAB drilling program at the Golden Summit project outside Fairbanks, Alaska.  The closely spaced holes in Fence 6 North cover a north-south area of approximately 850 feet in width, and are a 2,300 foot step-out to the west of Fence 5, which was the limit of the previously identified package of multiple, parallel vein swarms and shear zones tested in the Cleary Hill area last fall.  The identification of gold mineralization in Fence 6 North similar to that traced from fence to fence in last year’s drilling on the eastern half of this area represents a significant expansion of this bulk tonnage mineralization.  Included within the broad zones of lower grade gold mineralization are multiple higher grade structures (e.g. 3 foot intervals of 12.3, 21.8, 14.4, 24.2 g/tonne and a 6 foot interval of 60.3 g/tonne) that have also been shown to be traceable from fence to fence in the drilling on the eastern portion of this area.  Fence 6 North drilling has now extended this broad area of gold mineralization in the Cleary Hill area to over 5,000 feet in length, and mineralization continues to remain open along strike in both directions and at depth.

Fence 6 North consisted of a single row of 46 vertical holes (holes 731 to 776) that were drilled to an average depth of 75 feet.  The average spacing between holes was 20 feet, with spacing reduced to 10 feet in areas of intense alteration (which has been shown to correlate well to higher-grade gold mineralization in previous drilling) and extended to 40 feet in areas exhibiting less alteration.   This program of shallow RAB drilling is designed to test the extent of the 100 to 300 foot wide east-west trending parallel zones of gold mineralization that have been identified in previous drill fences and in on-going bulk-sampling.   Step out drilling in the eastern Tolovana area was conducted last year, and fences 6 to 8 and 15 to 17 were able to trace an individual shear zone to the east, trending directly towards the central part of the 1,200 foot wide area of gold mineralization last delineated in Fence 5.

Fence 6 North has now confirmed additional shear zones to the north of the vein swarm tested in Fence 6, while current drilling is testing for additional shear zones to the south of Fence 6.  Fences 17 North and 20, in filling within the 2,300 foot gap between Fence 6 North and Fence 5 have recently been completed and assays are pending.   Deeper core drilling is also in progress, with 23 deeper, grid-based holes having been drilled in the Fence 1 and Beistline areas.  Given the extension of mineralization in this eastern Tolovana area, and given the intersection of previously unidentified high grade veins in the drilling, Freegold has also drilled 3 deeper core holes into the Fence 6 North area.  A map showing the locations of all of the drill fences in the Cleary Hill area at Golden Summit can be found at www.freegoldventures.com/i/maps/map022708ITF.pdf.

Significant intercepts from Fence 24 include:

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)
734	6	78	72	0.9	0.03
742	39	63	24	1.1	0.03
748	39	63	24	2.0	0.06
Including	57	60	3	12.3	0.36
749	24	75	51	2.6	0.08
Including	36	39	3	21.8	0.64
Including	51	54	3	9.8	0.29
Including	66	69	3	6.1	0.18
751	0	48	48	1.3	0.04
Including	0	3	3	14.4	0.42
757	33	39	6	54.4	1.59
including	33	36	3	60.3	1.76
including	36	39	3	48.6	1.42
758	0	33	33	1.2	0.03
761	18	39	21	1.0	0.03
762	9	39	30	0.8	0.02
765	21	63	42	2.5	0.07
including	27	30	3	24.2	0.70
including	60	63	3	6.0	0.17
769	27	45	18	1.1	0.03
770	3	45	42	1.2	0.04
773	24	72	48	1.0	0.03
including	24	27	3	5.3	0.16
775	51	78	27	1.4	0.04

The average of all 1,154 three-foot assay intervals over the 850 foot width of holes in Fence 6 North is 0.52 g/tonne, which compares favorably with the current reported reserve grade of the nearby Fort Knox mine of 0.53 g/tonne).

Steve Manz, President and CEO of the Company, stated “Through our combination of trenching, shallow and deep drilling, and bulk sampling, we are starting to develop an excellent understanding of the gold mineralization in this broad area, and are very encouraged at the successful results and the continuity that our step-out work continues to demonstrate.  Bulk sampling and processing on the property, which was suspended in October for the winter season, will re-commence later this quarter.  This program is providing us with valuable information as to how the grades of this gold mineralization continue to hold together in larger volumes, and a complete update on our on-going sampling program will be provided shortly.”

True widths of the veins reported in this release are variable, as the orientation of the various mineralized structures encountered throughout the drilling is variable.  Drilling is currently being conducted with an Ingersol-Rand conventional percussion drill. Cuttings are returned up the drill hole with the use of an OEM vacuum drill cuttings collector, and are dropped from a cyclone directly into a sample bag.  Samples are collected every three feet, with the drill bit being pulled off the bottom and the hole cleaned at the completion of each sample interval.  Freegold maintains a geologist and sampler at the drill rig for all drilling to take and log all samples to insure that quality assurance and control procedures are in accordance with 43-101 requirements.  One duplicate assay is being conducted in every drill hole and either a blank or a standard is inserted in the sample stream every 10 samples.  Alaska Assay Laboratories in Fairbanks, Alaska is being used to analyze the drill cuttings for gold via fire assay analysis plus multi element ICP-AES and ICP-MS analysis using 4 acid digestion.

The Qualified Person, Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited has reviewed and approved the contents of this release.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration and development company with a management team experienced in mine development and production, and that has a proven track-record in transitioning exploration companies into gold producers.   The Company is currently exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold has recently finalized a 54,700-foot drilling program which has successfully identified numerous extensions to the gold mineralization, along with newly identified open-ended areas of molybdenum mineralization. The Company is in the process of generating a new 43-101 resource which will be followed with the commencement of new economic evaluations.  Freegold's 40,100-foot drill program in 2007 continued to discover new high-grade veins and bulk tonnage shear zones on its 93% controlled Golden Summit project outside Fairbanks, Alaska. Over 7 million ounces of gold has historically been recovered from Golden Summit which is situated less than 5 miles to the north of the +7 million ounce Fort Knox Mine.  Further evaluation and expansion of the mineralization is currently being undertaken with a combination of closely spaced shallow drilling, deeper, systematic core drilling and on-going bulk sampling program, which includes seasonal processing of gold mineralization using an on-site gravity-based concentration plant.  Drilling in 2008 will also be conducted on the company’s 100% controlled Rob property, where the Company has intersected high-grade gold in near surface quartz veins similar in appearance and grade to those being mined at the nearby 5.6 million ounce Pogo, and on the Vinasale deposit, where the Company has entered into an exploration agreement with option to lease on a 140,000 acre property in Alaska which contains the previously identified Vinasale gold deposit

On behalf of the Board of Directors

For further information:

Kristina Walcott – VP Corporate Development

“Steve Manz”

1.604.662-7307

Steve Manz, President and C.E.O.

jkw@freegoldventures.com

DISCLAIMER - This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.    The TSX has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

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